March 18, 2005


Mail Stop 0409

      VIA U.S. MAIL AND FAX (404) 522-1447

Otto Fletcher
Chief Executive Officer
Silver Screen Studios, Inc.
c/o Rosenfeld, Goldman &  Ware, Inc.
101 Marietta St.
Suite 1070
Atlanta, GA 30303

Re:	Silver Screen Studios, Inc.
	Form 10-KSB for the year ended December 31, 2004
      File No. 333-108534

Dear Mr. Fletcher:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Year Ended December 31, 2004

Financial Statements

Auditor`s Report, page F-1

1. Please amend your filing to include language in the auditor`s report as required under the Public Company Accounting Oversight
Board`s Auditing Standard No. 1.

Statement of Cash Flows, page F-7

2. Based upon your disclosure on page F-12, it appears that the furniture and equipment was contributed and not purchased with cash.
Please revise your statement of cash flows to present this transaction as non-cash investing and financing activities.

Fixed Assets, page F-10

3. In light of your disclosure on page 6 that you produced a film in
2004, please supplementally explain to us why these fixed assets have not been placed in service. Include the nature and purpose of the assets and tell us the point in time when they will be placed service. Please cite any relevant accounting literature to support your accounting if appropriate.

Note 2. Operating Facilities, page F-11

4. We note the use of office space with the company`s law firm and the intent of signing a lease on the space. Please explain what consideration you have given to SAB Topic 5.T. in accounting for your use of this office space.


*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
824-
5574 or me, at (202) 824-5222 if you have questions.



						Sincerely,



Steven Jacobs
Senior Staff Accountant


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Silver Screen Studios, Inc.
March 18, 2005


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